UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LTD.
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is the Unaudited Pro Forma Condensed Combined Financial Information for the fiscal year ended December 31, 2015.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this Form 6-K may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation.

This Form 6-K and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward looking statements in this Form 6-K are based upon various assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Form 6-K might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement contained in this Form 6-K, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LTD.

By: /s/ Per Heiberg
Date: May 13, 2016	Name: Per Heiberg
Title: Principal Financial Officer

EXHIBIT 1
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
(Amounts presented in thousands of U.S. dollars unless otherwise stated, except per share amounts)
Introduction
The following unaudited pro forma condensed combined financial information is presented to illustrate the combination of Golden Ocean Group Limited (formerly Knightsbridge Shipping Limited), or Golden Ocean, and Golden Ocean Group Limited, or the Former Golden Ocean, together the Combined Company, which was completed on March 31, 2015, or the Combination. The unaudited pro forma condensed combined statement of income for the year ended December 31, 2015 is based upon, derived from, and should be read in conjunction with the audited financial statements of Golden Ocean, which are available in Golden Ocean's Annual Report on Form 20-F for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission, or the Commission, on April 14, 2016. Golden Ocean's audited financial statements were prepared in accordance with U.S. GAAP and presented in thousands of U.S. dollars. The Former Golden Ocean's unaudited financial statements were prepared in accordance with IFRS as issued by the IASB and presented in thousands of U.S. dollars. The accompanying unaudited pro forma condensed combined financial information gives effect to adjustments that are (i) directly attributable to the Combination, (ii) factually supportable, and (iii) are expected to have a continuing impact on the consolidated results. The unaudited condensed combined statement of income gives effect to the combination as if it happened on January 1, 2015.
The combination of Golden Ocean and the Former Golden Ocean was accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification 805, "Business Combinations", with Golden Ocean selected as the accounting acquirer under this guidance.
The pro forma adjustments are based upon available information and certain assumptions which management believes are reasonable under the circumstances and which are described in the accompanying notes to the unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined financial information has been prepared by management in accordance with the regulations of the SEC and is not necessarily indicative of the results of operations that would have been realized had the combination occurred as of the date indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the Combined Company will experience after the combination. In addition, the accompanying unaudited pro forma condensed combined statement of income does not include the impact of any non-recurring activity.
This unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes and assumptions as well as the above referenced financial statements of Golden Ocean.

Unaudited Pro Forma Condensed Combined Statement of Operations
 For the year ended December 31, 2015
(in thousands, except per share data)	Golden Ocean, full year 2015 as reported	Former Golden Ocean, Q1 2015, IFRS IASB	Selected US GAAP Adjustments	Note – 2(A)	Pro Forma Adjustments	Note – 2(B)	Pro Forma Combined
Operating revenues
Time charter revenue	$85,960	24,544	—		(6,703)	(1)	103,801
Voyage charter revenue	102,972	16,672	—		—		119,644
Other income	1,306	396	—		(134)	(2)	1,568
Total operating revenues	190,238	41,612	—		(6,837)		225,013
Loss on sale of assets and amortization of deferred gains	(10,788)	—	—		—		(10,788)
Operating expenses
Voyage expenses and commissions	78,099	11,561	—		(134)	(2)	89,526
Ship operating expenses	83,022	15,874	—		—		98,896
Charter hire expenses	30,719	7,378	—		(168)	(3)	37,929
Administrative expenses	12,469	1,728			(567)	(4)	13,630
Depreciation	52,728	11,624	(845)	(2)	(2,920)	(5)	60,587
Provision for uncollectible receivables	4,729	—	—		—		4,729
Impairment loss on vessels and newbuildings	152,597	—	—		—		152,597
Total operating expenses	414,363	48,165	(845)		(3,789)		457,894
Other losses, net	—	(2,155)	2,155	(1)	—		—
Net operating loss	(234,913)	(8,708)	3,000		(3,048)		(243,669)
Interest income	849	256	—		—		1,105
Interest expense	(28,270)	(9,852)	1,705	(2)	(1,283)	(6)	(37,700)
Loss on derivatives	(6,939)	(1,719)	(2,292)	(1)	—		(10,950)
Equity results from associated companies, including impairment	(5,033)	—	(855)	(1) and (2)	(48)	(7)	(5,936)
Impairment loss on marketable securities	(23,323)	—	—		—		(23,323)
Bargain purchase gain arising on consolidation	78,876	—	—		(78,876)	(8)	—
Other financial items	(1,897)	(70)	557	(1)	(75)	(9)	(1,485)
Loss before income taxes	(220,650)	(20,093)	2,115	(2)	(83,330)		(321,958)
Income taxes	(189)	—	—		—		(189)
Net loss	$(220,839)	(20,093)	2,115		(83,330)		(322,147)
Weighted-average number of common shares outstanding
Basic and diluted	151,217						166,578
Net loss per common share
Basic and diluted	$(1.46)						(1.93)

1.  Description of Transaction and Accounting for the Combination

 Please refer to Note 4 of Golden Ocean's consolidated financial statements for the year ended December 31, 2015 included in Golden Ocean's Annual Report on Form 20-F for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission on April 14, 2016.

2.  Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments for the Year Ended December 31, 2015

(A)  Adjustments from IFRS to U.S. GAAP

The Former Golden Ocean's unaudited financial statements for the three months ended March 31, 2015 were prepared in accordance with IFRS as issued by the IASB and presented in thousands of U.S dollars. For the purpose of preparing the unaudited pro forma condensed combined financial information, the Former Golden Ocean's unaudited financial statements prepared under IFRS as issued by the IASB were reconciled to U.S. GAAP. The adjustments following from this reconciliation have been included in the "Selected U.S. GAAP Adjustments" column to the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2015.

(amounts in thousands US$)	Reclassifications(1)	Adjustments(2)	Total
Depreciation	—	845	845
Other losses, net	2,155	—	2,155
Net operating loss	2,155	845	3,000
Interest expense	—	1,705	1,705
Loss on derivatives	(2,292)	—	(2,292)
Equity results from associated companies	(420)	(435)	(855)
Other financial items	557	—	557
Net earnings	—	2,115	2,115

(1)  IFRS to U.S. GAAP Reclassifications
In order to conform IFRS income statement classifications to U.S GAAP classifications the Former Golden Ocean's other losses, net of $2.2 million have been reclassified to separate line items (as shown in the table above) in conformity with U.S. GAAP and Golden Ocean's classifications.
(2)  IFRS to U.S. GAAP Adjustments
•	Depreciation – has been reduced to reflect the reversal of depreciation expense recorded by the Former Golden Ocean in respect of previously capitalized dry dock costs, which are expensed as incurred by Golden Ocean.

•	Interest expense - has been adjusted to reflect the fact that the Former Golden Ocean bi-furcated the convertible loan and the conversion option and recorded an equity element under IFRS whereas there would be no bifurcation of this equity element under U.S. GAAP. This resulted in the IFRS interest expense being $1.7 million higher than it would have been under U.S. GAAP. Golden Ocean has applied a straight-line amortization method for this element since this approximates the effective interest rate method.

•	Equity results from associated companies – has been adjusted to reflect the fact that a 50% owned equity investee of the Former Golden Ocean capitalized dry docking costs as a separate component of the carrying value of its vessel and amortized this cost over its estimated useful life. Such costs are expensed as incurred by Golden Ocean and so dry docking costs, which have been capitalized in the period have been expensed and the amortization relating to dry docking costs has been reversed.

 (B)  Pro Forma Adjustments
The following notes describe the pro forma adjustments made to the Former Golden Ocean's unaudited financial statements to reflect purchase accounting and the elimination of historical transactions between Golden Ocean and the Former Golden Ocean.
1.	Time charter revenue – The fair value of favorable time charter-out contracts recognized as part of the purchase price allocation are being amortized on a straight line basis over the length of those contracts, except for a contract of affreightment which will be amortized to reflect when the economic benefit of the contract is received, for which the remaining contract lengths range from 10 months to 7.5 years, and amortization of $6.7 million has been recorded in the three months ended March 31, 2015.
2.	Other income and voyage expenses and commissions – the Former Golden Ocean was the manager of Golden Ocean's dry bulk vessels and received a management fee equal to 1.25% of the gross freights earned by these vessels. This management fee has been eliminated from the combined pro forma statement of operations.
3.	Charter hire expense – The fair value of unfavorable time charter-in contracts recognized as part of the purchase price allocation are being amortized on a straight line basis over the length of those contracts and amortization of $0.2 million has been recorded in the three months ended March 31, 2015.
4.	Administration expenses – Legal and professional charges of $0.6 million incurred in connection with the merger have been excluded as they will not have a continuing impact on the consolidated results.
5.	Depreciation – This adjustment comprises two elements:
i.	The depreciation expense for owned vessels for the period has been reduced by $2.2 million as a consequence of the fair value adjustment to the carrying balance of vessels, for which the remaining estimated useful lives range from 7.5 years to 24 years, as part of the purchase price allocation, and
ii.	The depreciation expense related to two vessels held under capital lease has been reduced by $0.7 million as a consequence of the fair value adjustment to the carrying balance of vessels held under capital lease as part of the purchase price allocation. The estimated useful lives of the capital lease assets were reconsidered in connection with the purchase price allocation adjustment. The estimated useful lives of the capital lease assets range from approximately two to six years.
6.	Interest expense – This adjustment comprises four elements;
i.	The interest expense related to the convertible bond has been increased by $2.3 million to reflect the effective interest based on an assessment of the fair value of the convertible bond. Management determined that the fair value of the $200.0 million convertible loan was $161.2 million based on the quoted trading price for the bond on March 31, 2015. The Company does not believe that the nominal interest rate on the convertible loan changed in its fair valuation and has calculated the additional interest expense in the three months ended March 31, 2015 to be $2.3 million based on the amortization of the difference in the fair valuation of the principal amount.
ii.	Deferred charges relating to the convertible bond were eliminated and reflected in the fair value assessment of the bond. The Former Golden Ocean has recognized $0.1 million as amortization expense in connection with these deferred charges and so this amount is included as a reduction to interest expense.
iii.	The interest expense related to two vessels held under capital lease has been reduced by $0.8 million as a consequence of the fair value adjustment related to the lease obligations as part of the purchase price allocation. The average implicit rate in these two leases has been reduced from approximately 8.5% to 7%.
iv.	Deferred charges relating to the Former Golden Ocean's long-term debt, excluding the convertible bond, were eliminated and reflected in the fair value assessment of the debt. The Former Golden Ocean has recognized $0.1 million as amortization expense in connection with these deferred charges and so this amount is included as a reduction to interest expense.

7	Income from associated companies – The share of results from associated companies has been adjusted as a consequence of the purchase price allocation to investment in associated companies.
8.	Bargain purchase gain - This is the bargain purchase gain that was recorded at the time of the merger on March 31, 2015 and is the amount by which the aggregate fair value of the assets acquired and the liabilities assumed exceeded the value of the consideration.
9.	Other financial items – This adjustment comprises the amortization of a deferred gain arising on the sale-leaseback of a vessel which has been valued as $0.
6.  Earnings per Share
The unaudited pro forma condensed combined earnings per share calculation is based on the consolidated weighted average shares of the Combined Company. The pro forma weighted average number of shares outstanding is a combination of weighted average number of Golden Ocean shares for the year ended December 31, 2015 and the impact of the shares issued to the Former Golden Ocean shareholders.
The Combined Company unaudited pro forma condensed combined statement of income results in a net loss for the year ended December 31, 2015 and the dilutive effect of 133,000 restricted stock units and 564,000 stock options for the year ended December 31, 2015 have been excluded in the calculation of the diluted weighted-average number of common shares outstanding.
The weighted average numbers of common shares outstanding for the year ended December 31, 2015 was calculated as follows:
(number of shares in thousands)	Golden Ocean	Former Golden Ocean	Pro Forma Combined
Basic and diluted	151,217	15,361	166,578